

June, 29, 2011

<u>Via E-mail</u>
Mr. Curtis James Sparrow
Chief Financial Officer
Deep Well Oil & Gas, Inc.
10150 – 100 Street; Suite 700
Edmonton, Alberta, Canada

> **Re:** **Deep Well Oil & Gas, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 27, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2011**
> **Filed May 18, 2011**
> **Response letter dated May 12, 2011**
> **File No. 000-24012**

Dear Mr. Sparrow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended September 30, 2010</u>

<u>Financial Statements, page 28</u>

<u>Note 3 - Oil and Gas Properties, page 40</u>

1. We have read your response to our comment four in our letter dated April 14, 2011 in which you describe your reasons for classifying your oil sand wells as development wells. However, we continue to believe these wells represent exploration wells given the absence of proved reserves as defined in Rule 4-10(a) of Regulation S-X and FASB ASC 932-360-20. Please revise your disclosures under your Properties section to characterize these wells as exploratory.

      In addition, as an entity engaged in oil and gas producing activities as defined in FASB ASC 932-10-15-2A, certain disclosures required by FASB ASC 932-235-50 appear to be applicable to your current operations. Specifically, please disclose information about your continued capitalized exploratory well costs as well as provide detail of the costs you incurred for acquisition and exploration activities.

Controls and Procedures, page 48

2.   We have read your management's report on internal control over financial reporting you intend to include in an amendment to your Form 10-K for the fiscal year ended September 30, 2010. Please provide further detail for the material weakness you identified in your disclosure procedures. That is, please clarify what you mean when you state, "…we concluded that because we are a smaller reporting company we determined that more guidance pertaining to smaller public companies on segregation of duties regarding disclosure compliance under Regulation S-K is required."

      In addition, please identify the framework used by your management to evaluate the effectiveness of your internal control over financial reporting. We understand from your disclosure that you are using the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) specifically for smaller reporting companies to update your policies and procedures, but it is not clear whether your officers used this framework to also evaluate the effectiveness of your internal controls over financial reporting as of September 30, 2010.

3.   We note in response to our comment six in our letter dated April 14, 2011 you intend to revise your disclosure to indicate your disclosure controls and procedures were not completely effective. Your use of the term "completely" to describe your officers' conclusion of effectiveness of your disclosure controls and procedures is unclear. Please state only that your disclosure controls and procedures were not effective as of September 30, 2010. This comment is also applicable to your Form 10-Q for the interim period ended March 31, 2011.

Form 10-Q for the interim period ended March 31, 2011

Financial Statements

Note 4 – Investments in Equity Securities, page 11

4.   We note in response to comment three in our letter dated April 14, 2011 you disclose information about your equity investment in Andora Energy Corporation in a separate note to your financial statements. Please state where this investment is reflected on your balance sheet, or alternatively, present it as a separate line item on your balance sheet.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 17</u>

5.   We note you discuss your results of operations for the six months ended March 31, 2011
        in comparison to the six months ended March 31, 2010. Please note you should also
        include a discussion of material changes in your results of operations for the three months
        ended March 31, 2011 in comparison to the three months ended March 31, 2010. Refer
        to Item 303(b)(2) of Regulation S-K for additional guidance.

        You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3489
with any other questions.

                                                Sincerely,

                                                /s/ Brad Skinner

                                                Brad Skinner
                                                Senior Assistant Chief Accountant